P.E. 1/23/02

02016623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated January 23, 2002

FEB 19 2002

Global Light Telecommunications Inc.
(Translation of Registrant's name into English)

530 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of Principal Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
(Form 20-F____________Form 40-F_____X_____)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(check one) Yes ______________No_____X_____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-____________________

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Global Light Telecommunications Inc.

By: ________________________
Donald D. MacFayden
Chief Financial Officer

Date: January 23, 2002

Global Light
Telecommunications Inc.

January 23. 2002

(GBT:AMEX)

GLOBAL LIGHT AFFILIATE, NEW WORLD NETWORK, REPORTS THAT ITS ARCOS CABLE NETWORK IS COMPLETE AND IN COMMERCIAL SERVICE

ARCOS, The Only Protected Optical Ring In The Region Interconnects the U.S., Mexico, Central America, South America and the Caribbean

(Vancouver, B.C. – January 23, 2002) – Global Light's affiliate, New World Network Holdings, Ltd., principal owner of the Americas Region Caribbean Optical-ring System (ARCOS), the dominant regional cable system in the Americas, announced that it has completed its 8,600 km undersea network linking 15 countries in the Americas. The system is the first to provide leading-edge broadband capacity and reliable network services to previously underserved markets. The network connects the U.S., Bahamas, Turks & Caicos, Dominican Republic, Puerto Rico, Curacao, Venezuela, Colombia, Panama, Costa Rica, Nicaragua, Honduras, Guatemala, Belize and Mexico.

New World also stated that according to the Yankee Group Inc., there will be a 68% compound annual growth rate for Latin America broadband, with an explosion in demand from 110 Gbps for the region in 2001 to 1,492 Gbps in 2006. New World Network is poised to meet this increasing demand by deploying its technologically advanced network to provide needed connectivity to this region.

ARCOS is differentiated from other submarine cable systems by its unique coverage in this market, its fully redundant ring , and its unique ownership structure that includes leading carriers in the Americas. ARCOS is a protected, fully redundant ring which allows the company to provide its customers with a reliable and secure network. New World Network has also developed strategic partnerships with leading carriers in the region that provide in-country support as well as interconnection to existing local networks.

"*Despite a difficult economic environment, New World Network has successfully completed a unique network to meet the growing needs of our customers*," said Matt Milstead, COO of New World Network. "*We are an anomaly in today's marketplace in that we continue to fill supply gaps in the region. This key achievement allows us to fully provide end-to-end integrated solutions to our customers throughout the Americas and, in fact, acts as an economic development stimulus.*"

New World Network has already pre-sold capacity to leading carriers in the region, which attests to the growing demand for broadband capacity in the Americas. The company's current customers include carriers such as Cable & Wireless, Worldcom, AVANTEL, Genuity, CANTV, and others. New World Network contracted Siemens AG, Tyco Submarine Systems Ltd., and NSW Submarine Systems Inc. to develop and install the ARCOS network throughout the 15 countries and 24 landing points in the Americas.

Suite 530 - 999 West Hastings Street, Vancouver, British Columbia CANADA V6C 2W2
TEL: (604) 688-0553 (888) 234-4423 FAX: (604) 688-7330
www.gbttelecom.com

About New World Network

New World Network is a carrier's carrier that provides advanced, high-speed bandwidth capacity to telecommunications companies and Internet Service Providers. The company's Americas Region Caribbean Optical-ring System (ARCOS) is the leading undersea broadband fiber-optic cable network connecting the U.S., Mexico, Central America, South America and the Caribbean. The unique hybrid ownership structure of ARCOS is co-owned by 28 carriers throughout the region and led by New World Network, the majority owner with approximately 86.5% ownership.

About Global Light

Global Light Telecommunications Inc. (AMEX: GBT) develops telecommunications projects, providing management, financial and business planning and administration, communication, technical and other services as required for international operations. Principal development projects in which Global Light participates include: Bestel, S.A de C.V., a Mexican facilities based provider of telecommunications and data services; NeTrue Communications Inc. which develops, manufactures and sells VSAT IP-based communications technology solutions, and New World Network Holdings, Ltd. which holds an approximate 86% interest in ARCOS (Americas Region Caribbean Ring System) which has constructed a state-of-the-art submarine broadband fiber optic network through the Caribbean basin.

For further information contact:

Robert Blankstein
Investor Relations
1-888-234-4423
rblankstein@gbttelecom.com

www.gbttelecom.com
www.nwncable.com